FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           ]

The Public Offer is not being made and will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, and the shares may not be tendered in the offer by any such use, means, instrumentality or facility from or within the United States or by persons located or resident in the United States. Accordingly, copies of the offering circular and any other documents or material relating to the Public Offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed or forwarded in or into the United States or to persons located or resident in the United States. Any purported tender of shares in the Public Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of shares made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will not be accepted. For the purposes of this paragraph, the United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

The Public Offer is not being made and will not be made, directly or indirectly, in or into any other country, including into, Canada, Australia or Japan, where, under its law, the execution of the offer or the posting or distribution of the offering circular is illegal or contravenes any applicable law, rule or regulation.

NATIONAL BANK OF GREECE

ANNOUNCEMENT

12 OCTOBER 2007

NATIONAL BANK OF GREECE S.A.

ANNOUNCES

THE COMMENCEMENT OF THE ACCEPTANCE PERIOD IN THE
CONTEXT OF THE VOLUNTARY TAKEOVER BID

FOR THE PURCHASE

OF COMMON REGISTERED VOTING SHARES OF THE GREEK SOCIETE
ANONYME

“THE ETHNIKI, HELLENIC GENERAL INSURANCE COMPANY S.A.

IN CONSIDERATION FOR €5,50

PER SHARE IN CASH

The Board of Directors of the Capital Markets Commission (the “CMC”)  approved on Thursday, 11 October 2007 the Offering Circular of the company National Bank of Greece S.A. (the “Offeror”) in connection with the voluntary takeover bid (the “Public

Offer”) for  the shares of the Greek société anonyme “THE ETHNIKI, HELLENIC GENERAL INSURANCE COMPANY S.A. (the “Company”). The Public Offer was submitted by the Offeror according to Law 3461/2006 on the “Implementation of EU Directive 2004/25/EK on takeover bids” (the “Law”).

The period, in which the Target Company’s shareholders may declare the acceptance of the Public Offer by the submission of the relevant declaration of acceptance to any branch of National Bank of Greece S.A. (the “National Bank “),

•    starts on Tuesday, 16 October 2007 at 08:00 a.m., and

•    ends on Tuesday, 13 November 2007 at 14:30 p.m.

The acceptance procedure includes two stages:

(a)          Accepting Shareholders must first address themselves to the initial Operator (as defined in the “Decision No 3/304/10-06-2004 of the Greek Capital Market Commission regulating the operation of the dematerialised securities system”, hereafter the “DSS Operation Regulation”) of the Tendered Shares whom they will instruct to transfer the number of  shares they wish to tender, in order to accept the Public Offer, by using the Security Release procedure of DSS (the “ Security Release Procedure”). The initial Operator shall deliver to the Accepting Shareholder a form (“Release Procedure Receipt”) indicating the Release Procedure transaction number, the date of the transaction and the number of shares that have been released. The Accepting Shareholder shall also receive from the initial Operator a printout from DSS showing the investor Account and securities Account that the Accepting Shareholder maintains with DSS.

(b)         Accepting Shareholders must then proceed to any of the branches of National Bank in Greece, during normal business days and hours, having with them the Release Procedure Receipt, and the printout from the DSS showing the shareholders Investor account data and the securities account with DSS. At the branch (i) they will authorise National Bank to undertake the operation of the  Shares  by signing a relevant Operation Authorisation, (ii) they will fill in and submit the appropriate document used to receive the shares and then the security Receipt Procedure will be effected for the number of shares for which they have effected the Security Release Procedure by their initial Operator and (iii) they will fill in and sign the Declaration of Acceptance of the Public Offer, in order for the computerised process to be effected and they will receive a valid copy of the Declaration of Acceptance. All the above documents, including the Declaration of Acceptance, must be duly signed by the Accepting Shareholder.

The acceptance procedure is described in detail in section 3 of the Offering Circular. The shareholders of the Company may obtain copies of the Offering Circular, the declaration of acceptance and information regarding its submission procedure from any branch of the National Bank in Greece as of Tuesday, 16 October 2007, and during the acceptance period of the Public Offer or additional information regarding the submission of the declaration of acceptance at the following telephone numbers at the National Bank  during working days and hours: (0030) 210 3349681, (0030) 210 3349655 and (0030) 210 3349697.

The results of the Public Offer will be published within two (2) business days from the end of the above acceptance period. The payment of the shareholders who will accept the Public Offer will start at 21 November 2007.

Due to the fact that the Offeror, following the submission of the Public Offer, has acquired more than 90% of the  Company’s shares, it intends to exercise the right of buying out the minority shareholders’ shares according to article 27 of the Law in the three months time limit. After the exercise of the right of buying out, the Offeror intends to convene the general meeting of the shareholders of the Target Company, having as item on the agenda the delisting of the  Company’s shares from the ATHEX.

IMPORTANT NOTICE

The Public Offer is being made in accordance with   the Law only to  shareholders of the  Company who may lawfully accept it.

The Public Offer is not being made, directly or indirectly to, in or into any country where, under its law, the execution of the Public Offer or the posting or distribution of the Offering Circular is illegal or contravenes any applicable law, rule or regulation, including but not limited to the United States of America (each an “Excluded Territory” and, together, the “Excluded Territories”). Accordingly, copies of the Offering Circular and any related  document or materials will not be, mailed or otherwise forwarded, distributed or sent by anybody  to, in, into or from the Excluded Territories.

It is the responsibility of any Overseas Shareholder wishing to accept the Public Offer to be informed about, and satisfy himself as to the full observance of the laws of the relevant jurisdiction in connection with the Public Offer. If you are an Overseas Shareholder and you are in doubt about your position, you should consult your professional advisor in the relevant overseas jurisdiction.

The following Offering Circular and the tender offer described therein are required to be made public pursuant to the laws of the Hellenic Republic, the jurisdiction of our domicile. We have therefore furnished the following Offering Circular and the tender offer described therein in accordance with General Instruction B of Form 6-K. The tender offer described in the Offering Circular is not being extended and will not be extended, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone, email and other forms of electronic transmission) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, and the shares may not be tendered in the Public Offer by any such use, means, instrumentality or facility from or within the United States or by persons resident in the United States. Accordingly, copies of the Offering Circular and any other documents or material relating to the tender offer are not being, and must not be, directly or indirectly, mailed or otherwise transmitted, distributed, or forwarded in or into the United States or to persons located or resident in the United States. Any purported tender of shares in the Public Offer resulting directly or indirectly from a violation of these restrictions will be invalid and tenders of shares made by a person located in the United States or any agent, fiduciary or other intermediary acting on a non-discretionary basis for a principal giving instructions from within the United States will not be accepted. For purposes of this paragraph, the United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia.

OFFERING CIRCULAR

ON

THE VOLUNTARY TAKEOVER BID

BY

NATIONAL BANK OF GREECE S.A.

TO

THE SHAREHOLDERS OF THE GREEK SOCIETE ANONYME

“THE ETHNIKI” HELLENIC GENERAL INSURANCE COMPANY S.A.

FOR THE PURCHASE

OF ITS COMMON REGISTERED VOTING SHARES NOT HELD BY THE
OFFEROR

IN CONSIDERATION FOR €5,50

PER SHARE IN CASH

OFFEROR’S ADVISORS

GOLDMAN SACHS INTERNATIONAL

AND

MORGAN STANLEY & CO. LIMITED

TENDER AGENT FOR THE RECEIPT OF ACCEPTANCE NOTICES

NATIONAL BANK OF GREECE S.A.

OCTOBER 2007

The Hellenic Capital Market Commission approved the contents of the present Offering Circular during its 448 Board of Directors meeting dated 11 October 2007, in accordance with Article 11 para. 4 of Law 3461/2006 on the “Implementation of EU Directive 2004/25/EK on takeover bids”, as in force.

The Public Offer is not being made and will not be made, directly or indirectly, in or into any country where, under its law, the execution of this Tender Offer or the posting or distribution of this Offering Circular is illegal or contravenes any applicable law, rule or regulation, including but not limited to the United States of America (each an “Excluded Territory” and all together, the “Excluded Territories”). Accordingly, copies of this Offering Circular (“The Offering Circular”) and any related document or material will not be mailed or otherwise forwarded, distributed or sent by anybody to, in, into or from the Excluded Territories.

IMPORTANT NOTICES

The Public Offer (as defined below) is addressed to the shareholders of the Greek société anonyme, under the tradename “THE ETHNIKI”, HELLENIC GENERAL INSURANCE COMPANY S.A.”  (the “Target Company”), in accordance with the law 3461/2006 on the “Implementation of EU Directive 2004/25/EC on takeover bids” (the “Law”), as  in force and is only addressed to persons that may lawfully accept it.

In particular, in order to comply with the laws in force of the countries below, the Public Offer (as defined below) is not being made by any means or instrumentality, in writing or else, directly or indirectly, to any country where, under its law, the execution of this tender offer or the posting or distribution of this information memorandum (the “Offering Circular”) is illegal or contravenes any applicable law, rule or regulation, including but not limited to the United States of America (each an “Excluded Territory” and, together, the “Excluded Territories”). Accordingly, copies of this information memorandum and any related document or material will not be mailed or otherwise forwarded, distributed or sent by anybody to, in, into or from, the Excluded Territories.

Persons resident in or domiciled at any jurisdiction outside Greece and/or their nominees, custodians or trustees should read para. 3 .6. of this Offering Circular.

No Declaration of Acceptance (as defined below) in connection with this Public Offer (as defined below) may be received from the Excluded Territories, and the Offer Price (as defined below) may not be paid into an account or sent to an address, within any Excluded Territory. A Shareholder (as defined below) may be considered as not having validly accepted the Public Offer (as defined below) to the extent that the Declaration of Acceptance (as defined below) has not been fully completed in accordance with the terms and conditions set out herein.

This Offering Circular contains forward-looking statements with respect to the Offeror’s (as defined below) business activity and certain of the plans and objectives with respect to the Target Company and the Public Offer. By their nature, forward-looking statements are inherently theoretical and involve risk and uncertainty because they relate to events and depend on commercial, operational, economic and financial circumstances that may change in the future.

The information contained in this Offering Circular regarding the Target Company was obtained (i) from the Target Company’s published annual financial statements for 2006 and interim financial statements for 2007 drawn up in accordance with the International Financial Reporting Standards and (ii) from other publicly available sources. Neither the Offeror nor the Advisors (as defined below) have independently confirmed such information.

Should there be any doubts about, or questions with regard to, the appraisal of the Public Offer, it is recommended that advice from a professional financial adviser should be sought.

CERTIFICATE OF PERSONS RESPONSIBLE FOR
DRAFTING THE OFFERING CIRCULAR

In accordance with Article 11, para. 1(e) of the Law 3461/2006 “Implementation of EU Directive 2004/25/EK on takeover bids, Mr. Anthimos Thomopoulos and Mr. Ioannis Kyriakopoulos in their capacity as authorized representatives of the Offeror, and as the persons responsible for drafting the Offering Circular, certify that this Offering Circular is complete and accurate and its elements respond to reality without any omissions which could change its content and the substance of the Public Offer (as defined below).

Signature:
Name: Anthimos Thomopoulos
C.F.O. and C.O.O. of
National Bank of Greece S.A.

Signature:
Name: Ioannis Kyriakopoulos
Director,Financial and Accounting Management Division
National Bank of Greece S.A.

ADVISORS’ CERTIFICATE

In accordance with Article 12 of the Law, Goldman Sachs International, a company incorporated in England and Wales with its registered office at Peterborough Court, 133 Fleet Street, London and Morgan Stanley & Co. Limited, a company incorporated in England, with its registered office at 25 Cabot Square, Canary Wharf, London, which are authorized under the Investment Services Directive (93/22/EEC) (“in connection to the investment services in the securities’ sector”) to provide the investment services under Article 2, para. 1(d) of Law 2396/1996 in Greece and are regulated by the Financial Services Authority in the United Kingdom, countersign this Offering Circular and certify, following appropriate due diligence, that the contents of the Offering Circular are accurate.

For and on behalf of Goldman Sachs International

Signature:

Name: Harry Eliades

Managing Director

For and on behalf of Morgan Stanley & Co. Limited

Signature:

Name: Filippos Apostolidis

Managing Director

1.              SUMMARY OF THE OFFERING

This summary was drawn up based on the full contents of the Offering Circular and must be read only in conjunction with the full contents of the Offering Circular

1.1. Public Offer

The company under the name “National Bank of Greece S.A.”, with Corporate Registration Number 6062/06/B/86/01 at the Companies Registry of the Ministry of Development and registered seat in the Municipality of Athens (86, Aiolou Street) (the “Offeror” or the “National Bank”) makes this voluntary takeover bid (the “Public Offer”) to holders of common registered shares, each having a nominal value of €2,50, (the “Shareholders” and the “Shares”, respectively) of “THE ETHNIKI”, Hellenic General Insurance Company S.A., with Corporate Registration Number 12840/05/B/86/20 at the Companies Registry of the Ministry of Development and registered seat at the Municipality of Athens (103-105 Siggrou Avenue) (the “Target Company”). The Shares are listed and traded on the Athens Exchange (“ATHEX”).

The Public Offer is being made in accordance with law 3461/2006 on the “Implementation of EU Directive 2004/25/EC on takeover bids” (the “Law”) and upon the terms contained in this Offering Circular.

As at 24 September 2007, the Offeror held directly ninety nine million three hundred and six thousand seven hundred fifteen (99.306.715) Shares, which represented 76,92% of the Target Company’s total paid-up share capital and voting rights as at the above date.

The Public Offer is for all Shares which were not held directly by the Offeror as at 24 September 2007, namely twenty nine million eight hundred thousand and eighty five (29.800.085) Shares, which represented 23,08% of the Target Company’s total paid-up share capital and voting rights at that date (the “Public Offer Shares”). The Offeror intends to acquire the Public Offer Shares together with existing and future rights deriving therefrom, provided that the Public Offer Shares and such rights are free and clear of all encumbrances, pledges, mortgages, restrictions, liens, charges or any other third party rights.

The Offeror intends to purchase Shares in the open market from the day of the announcement of the Public Offer until the end of the Acceptance Period (as defined below) at a price that does not exceed the price of the Public Offer (as defined below). The Public Offer is not subject to a minimum acceptance condition.

The Public Offer shall remain effective irrespective of the number of Public Offer Shares that will have been validly tendered by the end of the Acceptance Period.

1.2. The Offeror

The Offeror is a banking société anonyme duly incorporated and operating under Greek Law, with corporate registration number 6062/06/B/86/01 at the Companies Registry of the Ministry of Development, and has its registered seat at 86, Aiolou street, Athens, Attiki. The Offeror’s tax registration number is 094014201. It is the largest financial company in Greece in terms of loans, deposits and shareholders’ equity according to the published financial statements of the greek financial institutions. The Offeror offers a wide range of financial services, including retail, commercial and investment banking services, asset management and insurance (through the Target Company and its subsidiaries) through its network of branches and subsidiaries in Greece and abroad.

The Offeror’s Group’s profits after tax and minority interest reached the amount of €990,1 million in 2006, an increase of 36,1% in comparison to 2005. The Offeror’s Group’s profits after tax and minority interest reached the amount of €877.7 million in the first half of 2007 compared to €546,2 million in the corresponding period in 2006.

The Offeror’s share capital amounted to € 2.376.436 thousands as of 30 June 2007.

The Offeror was established in 1841 and was listed in the Athens Stock Exchange in 1880. In more than 165 years, the Offeror has evolved in a modern Group of companies which provides financial services and covers the continuously expanding needs of its clients. In this context, the Offeror established in 1891 “The Ethniki, Hellenic General Insurance Company S.A.” and, in 1927, the National Mortgage Bank.

Until the establishment of the Bank of Greece in 1928, National Bank had the privilege of and was responsible for the issuance of currency. In 1953, the Offeror merged with the “Bank of Athens”, which was established in 1893. During 1998, the Offeror entered into the merger, by absorption, of its subsidiary “National Mortgage Bank of Greece S.A.”, which had originated from the merger of its two former subsidiary companies, the “National Mortgage Bank of Greece S.A.” and the “National Housing Bank of Greece S.A.”, aiming at providing high standards of services to its clients in the field of housing and mortgage lending. In 2002, the Offeror proceeded to the merger through absorption with its subsidiary “National Investment Bank of Industrial Development S.A”

Since October 1999, the Offeror’s share has been traded in the New York Stock Exchange under the form of ADR’s.

The Offeror is the largest financial company in Greece. Within the scope of its strategic orientation towards the market of Southeastern Europe, the National Bank acquired Finansbank in Turkey and Vojvodjanska Banka in Serbia in 2006. The Offeror also has subsidiaries in Bulgaria, Romania and FYROM and branches in Albania. It also maintains a presence in London, Cairo, Cyprus and South Africa.

1.3. The Offeror’s Business Strategy regarding the Target Company

Given that the Offeror controls the Target Company, the acquisition of additional shares in the Target Company will not affect either the Target Company’s strategy nor its business goals nor the Offeror’s goals in relation to the Target Company. The Offeror does not intend to change the Target Company’s human resources management practice.

Through the reinforcement of its position in the Target Company, the Offeror is looking to expand its collaboration with the Target Company, aiming at the dynamic development of the bancassurance branch and the realization of economies of scale with a a final goal being the realization of the Target Company’s business plan. The Public Offer and the subsequent delisting of the shares of the Target Company from the ATHEX, marks the completion of a long-standingeffort by the Offeror to simplify and rationalize the structure of its Group, amongst others, through the delisting of all its subsidiaries of the financial and credit sector from the ATHEX.

As the Target Company has announced, its strategy for the next three years will be moving along four basic axes:

•                  Development of works in all the sectors with special emphasis on the exploitation of the Offeror’s networks and the promotion of bancassurance products, the increase of the number of sales networks in areas with a low presence, increase of the market share in the Automobiles sector through a targeted invoice policy and the improvement of sales motivation.

•                  Improvement of the profit margin through reduction of the damages management cost and holding of a stable  operational cost of the Target Company.

•                  Improvement of the quality of services through the upgrade of the computer applications and the adoption of automations.

•                  Improvement of risk management through the reinsurance policy, the reorganization of the internal control and the application of rules of corporate governance.

•                  Development outside of Greece through the expansion of its activities in Bulgaria and in Romania and possible expansion in other countries where the Offeror has a strong presence.

Furthermore, the Offer will neither affect the Target Company’s Management policy in relation to the preservation of the employment positions, nor the location of the  place where the Target Company  and its affiliated companies conduct their activities. At times, this policy includes the provision of incentives for voluntary retirement of the personnel and the executives of the Target Company.

Given that after the submission of the Public Offer the Offeror has acquired more than 90% of the Target Company’s shares, it intends to exercise the right to buy out the minority shareholders’ shares according to article 27 of the Law —within the three month time limit. After the exercise of the squeeze out right, the Offeror intends to convene the general meeting of the shareholders of the Target Company, having as an item on the agenda the delisting of the Target Company’s shares from the ATHEX.

The Offeror does not intend to change the composition of the Board of Directors of the Target Company as long as conditions remain substantially unaltered. Furthermore, the Offeror intends to retain the current managing executives of the Target Company.

1.4. Shares being the object of the Public Offer

This Public Offer is submitted in order for the Offeror to acquire all Shares that are not held directly by the Offeror as at 24  September 2007, namely twenty nine million eight hundred thousand and eighty five (29.800.085) registered shares  corresponding  to 23,08% of the aggregate paid up share capital and the voting rights of the Target Company. It is noted that until  8 of October, 2007, the Offeror has acquired  22,661,349 additional shares, which represent a percentage of 17,55% and subsequently there remain 7,138,736 shares which represent a percentage of 5,53%, meaning that on October 8, 2007 it held a total of 121,968,064 shares which represent a percentage of 94,47%.

The Offeror intends to acquire the Public Offer Shares together with all existing and future rights deriving there from, on condition that the Public Offer Shares (and such rights) are free and clear of all encumbrances, pledges, mortgages, restrictions, liens, charges or other third party rights.

1.5. Offer Price

In accordance with article 9 of the Law, the Offeror offers to pay €5,50 in cash for each Public Offer Share for which the Public Offer is lawfully accepted (the “Offer Price”).

The Offeror will assume the payment of the 0.08% settlement fees imposed on the off-exchange transfer of the Public Offer Shares offered by the Accepting Shareholders (as defined below) who will, therefore, receive the full amount of the Offer Price.

1.6. Public Offer procedures

The Offeror commenced the Public Offer process by informing the Capital Market Commission (CMC) and the Board of Directors of the Target Company in writing on 24 September 2007 and by announcing the Public Offer on the ATHEX website promptly and on the Daily Bulletin on 24 September 2007, in accordance with articles 10 and 16 of the Law respectively.

On 11 October, 2007 the CMC approved this Offering Circular, in accordance with article 11, par. 4 of the Law.

The period for the acceptance of the Public Offer begins on 16 October 2007 at 8.00 a.m. (Greek time) and will end on 13 of November 2007 (with the end of business hours of  banks operating in Greece) (the “Acceptance Period”). The receipt of the declarations of acceptance as contemplated by Article 18 of the Law (each a “Declaration of Acceptance”) will take place at the branches of the National Bank of Greece S.A. (“Tender Agent”) which is the credit institution responsible for the deposition of Declarations of Acceptance. Shareholders who wish to accept the Public Offer must follow the Public Offer’s acceptance process set out in details in Section 3 of this Offering Circular.

The results of the Public Offer will be published within two business days of the end of the Acceptance Period in accordance with article 23 of the Law.

The transfer of the Public Offer Shares lawfully and validly tendered by the Shareholders who have  validly accepted the Public Offer (the “Accepting Shareholders”), will be effected through an off-exchange transaction in accordance with Article 15 of Law 3632/1928 and will be registered with the dematerialised securities system (“DSS”) operated by the Hellenic Exchanges Holding S.A. Holding, Clearing, Settlement and Registry (“HELEX”) on the third business day after the date the required documentation is submitted to the HELEX.

On the sixth business day following the end of the Acceptance Period and provided that the conditions set out in this Offering Circular have been met, the Tender Agent shall pay the Offer Price to Accepting Shareholders through (i) a deposit in their accounts held with the Tender Agent, or (ii) a cash payment to the Accepting Shareholder who will present his/her/its identification card or passport, or relevant corporate documents and/ or authorisation documents and the valid copy of the Declaration of Acceptance at whichever branch of the National Bank of Greece within Greece.

1.7. Binding Public Offer

Under the terms and conditions of the present Offering Circular and the provisions of the Law, the Public Offer is binding on the Offeror and any validly delivered Declaration of Acceptance is binding and irrevocable on the Accepting Shareholder who has submitted it unless a competing offer has been submitted, approved by the CMC in accordance with Article 26 of the Law (the “Competing Offer”), in which case the provisions set out in section 3.3. of this Offering Circular shall apply.

1.8. The Offeror’s Advisors

Goldman Sachs International and Morgan Stanley & Co. Limited (the “Advisors”) are acting as the Offeror’s advisors in connection with the Public Offer in accordance with article 12 of the Law.

2.              VOLUNTARY PUBLIC OFFER FOR THE PURCHASE OF COMMON REGISTERED SHARES OF “THE ETHNIKI”, HELLENIC GENERAL INSURANCE COMPANY S.A.

2.1. Introduction

Unless otherwise defined in this section 2 or the context otherwise requires, capitalised terms and expressions defined in section 1 (Summary of the Offering Circular) of this Offering Circular shall have the same meaning when used throughout sections 2 and 3 hereof.

The Offeror notified in writing the CMC and the Board of Directors of the Target Company on 24 September 2007 that it would make this Public Offer. As at 24 September 2007, the Offeror held directly ninety nine million three hundred and six thousand seven hundred fifteen (99.306.715) Shares, which represented 76,92% of the Target Company’s total paid-up share capital and voting rights as at that date.

The Offeror’s objective is to acquire through the Public Offer all of the Target Company’s shares that are not already held by it, i.e., twenty nine million eight hundred thousand and eighty five (29.800.085) Shares, which represent 23,08% of the Target Company’s total paid-up share capital and voting rights as at 24 September 2007. The Public Offer is made on the terms of the Law and the terms set out in this Offering Circular. It is noted that until  8  October, 2007, the Offeror has acquired 22,661,349 additional shares which represent a percentage of 17,55% and subsequently there remain 7,138,736 shares, which represent a percentage of 5,53%, meaning that on 8 October, 2007 the Offeror held a total of 121,968,064 shares which represent a percentage of 94,47%.

The CMC approved this Offering Circular on 11 October, 2007 in accordance with article 11 para. 4 of the Law.

2.2. Commencement of the Public Offer

On 24 September 2007 the Offeror commenced the process of the Public Offer, by informing the CMC in writing and submitting to them a draft of the present Offering Circular. At the same time, the Offeror informed the Board of Directors of the Target Company, to which a copy of the present Offering Circular was delivered, as well. Following the above, the Public Offer was announced to ATHEX, so that an announcement about the commencement of the Public Offer process would be published in the ATHEX Daily Bulletin and the Offeror’s website, as per article 16 para.3 (b) of the Law. It was posted on the ATHEX webpage on  24 of September, 2007 and published on the Daily Bulletin the next day.

For the purposes of this Public Offer, the Offeror has (i) appointed Goldman Sachs International and Morgan Stanley & Co. Limited as its financial advisors pursuant to article 12 para. 1 of the Law, and (ii) specified that the acceptance of the Declarations of Acceptance, as provided by article 18 of the Law, will be effected by the National Bank of Greece

S.A.(responsible credit institution).

Copies of this Offering Circular are available to Shareholders outside the Excluded Territories in print, free of charge, at any branch of the National Bank of Greece S.A.in Greece, the registered office of the Offeror and in electronic format on the website of the Offeror (www.nbg.gr), Goldman Sachs International and Morgan Stanley & Co. Limited (www.goldmansachs.com/ethnikioffer and www.morganstanley.com/ethnikioffer respectively).

2.3. Overview of the Target Company

The Target Company is a société anonyme incorporated under Greek Law, with corporate registration number at the Companies Registry of the Ministry of Development 12840/05/B/86/20 and has its registered seat at the Municipality of Athens (103-105 Siggrou Avenue). The Target Company’s tax registration number is 094003849. The Target Company was listed on ATHEX on the 1946.

The share capital of the Target Company amounts to €322.767 thousands and is divided in 129.106.800 shares. The nominal value of each share is €2,50. The share capital is entirely paid up. The Target Company is active in all lines of insurance and provides its insured a wide range of products and services.

The members of the board of directors of the Target Company are:

a)	Doukas-Pavlos I. Palaiologos, Chairman and Managing Director,
b)	Alexandros G. Tourkolias, A’ Vice-Chairman, non-executive member,
c)	Spiridon T. Leftheriotis , executive member
d)	Anastasios A. Pagonis, executive member
e)	Alexandros P. Georgitsis, non-executive member
f)	Anthimos K. Thomopoulos, non-executive member
g)	Nikolaos I. Kontosoros, non-executive member
h)	Avraam E. Moisis, non-executive member
i)	Vasilios B. Panagiotopoulos, independent non-executive member
j)	Stefanos G. Pantzopoulos, non-executive member
k)	Ioannis S. Petsalakis, non-executive member
l)	Chrisoula A. Kiriakopoulou, independent non-executive member
m)	Konstantinos Ch. Labropoulos, independent non-executive member

The term of the abovementioned members ends in the second trimester of 2008.

The Target Company operates in Greece and has the following subsidiaries and associated companies:

(A) Subsidiary Companies

1. Ethniki Insurance (Cyprus) Ltd

Ethniki Insurance (Cyprus) Ltd is a life insurance company and owns 100% of the share capital of Ethniki General Insurance Cyprus Ltd, a general insurer. As at 30.06.2007 consolidated equity amounted to €9.8 mil and the Target Company owned 89.08% of Ethniki Insurance (Cyprus) Ltd. The remaining shares (10,92%) was owned by NBG (Cyprus) Ltd.

2. S.C. Garanta S.A.(Romania)

On June 20 2007, S.C. Garanta S.A. completed the merger by absorption of NBG Asigurari S.A. (former Alpha Insurance Romania S.A. which was acquired by Ethniki Insurance in 2006). The company has been engaging in activities in the insurance and re-insurance industry since March 1998 and is active in all fields of insurance. As at 30.06.2007 the company’s equity amounted to €13.2 mil and the Target Company owned 94.96% of S.C. Garanta S.A.

3. Audatex Hellas S.A.

The company provides integrated electronic survey reports of car damages in the Greek market through the use of “AUDATEX”, a complete IT system provided by Group Audatex (Switzerland). As at 30.06.2007 the company’s equity amounted to €1.1 mil and the Target Company owned 70% of Audatex Hellas S.A.

4. National Insurance Brokers S.A.

National Insurance Brokers S.A. was acquired from Alpha Bank in November 2005 and is active in brokerage of Marine and Aviation insurance. As at 30.06.2007 the company’s equity amounted to €0,6 mil and the Target Company owned 95% of National Insurance Brokers S.A..

(B) Associate Companies

1. Europa General Insurance S.A.

The company is a general insurer and specialises in covering large trade and industrial risks, as well as important specialised construction projects in Greece. As at 30.6.2007 the company’s equity amounted to €6.3 mil. As at 30.06.2007, the Target Company owned 30% of Europa General Insurance S.A. It is noted that the Target Company has granted a right of purchase of its participation to the major shareholder of Europa General Insurance S.A. for the amount of €2,531,190 paid in instalments until 30 April, 2011.

2. UBB – AIG Insurance and Reinsurance Company (Bulgaria)

UBB – AIG Life Insurance Company (Bulgaria)

UBB Broker (Bulgaria)

In February 2006 Ethniki Insurance signed a Joint Venture agreement with NBG Group’s subsidiary United Bank of Bulgaria (“U.B.B.”) and American International Group Inc (A.I.G.). The agreement involved the incorporation of a Life Insurance Company (UBB-AIG Life Insurance Company JSC) and a General Insurance Company (UBB-AIG Insurance and Reinsurance Company JSC). Ethniki Insurance and U.B.B. each hold a 30% of the share capital while the management and the remaining 40%of the life insurance company belongs to American Life Insurance Company (“ALICO”) and of the General Insurance Company respectively, to AIG Central Europe & CIS Insurance Holdings Corporation. The two companies offer a range of insurance products through the banking network of U.B.B. As at 30.06.2007, the equity of UBB-AIG Life amounted to €3.6 mil whereas that of UBB-AIG Insurance amounted to €3.1 mil. In addition, in March 2007, UBB and Ethini AEEGA founded an insurance brokerage company in Bulgaria. Ethinki AEEGA owns 20% and the remaining is owned by UBB. The share capital of the company amounts to €250 thousand.

Based on the notifications, which have taken place according to presidential decree 51/1995 as it was then in force, and Law 3556/2007 as it applies and Law 3641/2006 the only shareholder of more than 5% is the Offeror, who owned, on 8 October 2007, 121,968,064 shares.

Summary Financial Data

	“The Ethinki” Hellenic General Insurance Company SA - Group
Amounts in thousands €	30.06.2007	31.12.2006	30.06.2006	13.12.2005

Gross earned premiums and related revenue	419.291	724.088	360.051	621.911
Net earned premiums and related revenue	366.710	657.244	327.957	542.198
Profit/(Loss) before tax	12.495	2.054	4.855	40.492
Profit/(Loss) after tax	12.348	(2.691)	4.311	25.003
Total assets	2.366.171	2.248.902	2.248.902	2.037.883
Shareholders’ Equity	152.355	163.423	140.154	168.605

	“The Ethinki” Hellenic General Insurance Company SA - Company
Amounts in thousands €	30.06.2007	31.12.2006	30.06.2006	13.12.2005

Gross earned premiums and related revenue	404.559	703.285	351.632	603.745
Net earned premiums and related revenue	357.961	640.056	324.948	530.881
Profit/(Loss) before tax	8.741	(4.192)	3.753	38.492
Profit/(Loss) after tax	9.473	(7.603)	3.353	23.405
Total assets	2.275.136	2.163.683	2.031.969	1.981.846
Shareholders’ equity	140.967	155.417	135.847	165.858
Required Solvency Margin		113.517		104.091
Degree of Coverage		2,85		3,14

Personnel of the company under acquisition

For the year that ended on 31 December 2006, the Target Company employed, on average, a total of one thousand two hundred and forty eight (1.248) employees. For the half year that ended on 30 June 2007, the Target Company employed, on average, a total of one thousand two hundred and fifty six (1.256) employees. During the recent past two personnel voluntary retirement programs were implemented. Specifically, based on the first program 101 employees retired in 2004 and 145 employees in 2005 at a cost of €24,8 mil and based on the second program 74 employees retired in 2006 at a cost of €11,4 mil.

2.4. The Offeror

The Offeror is a banking société anonyme incorporated and operating under Greek Law, with corporate registration number at the Companies Registry of the Ministry of Development 6062/06/B/86/01 and has its registered seat at the Municipality of Athens (86 Aiolou Street). The Offeror’s tax registration number is 094014201. It is the largest financial company in Greece in terms of loans, deposits and shareholders’equity according to the published financial statements of the Greek financial institutions. The Offeror offers a wide range of financial services, including retail, commercial and investment banking services, asset management and insurance (through the Target Company and its subsidiaries) through its network of branches and subsidiaries in Greece and abroad. The Offeror’s Group’s profits after tax and minority rights reached €990,1 million in 2006, an increase of 36,1% in comparison with 2005.

The members of the board of directors of the Offeror are the following:

a)	Efstathios- Georgios (Takis) A. Arapoglou, Chairman & C.E.O.
b)	Ioannis G. Pehlivanidis, Deputy C.E.O.
c)	Ahilleas D. Milonopoulos, non-executive member
d)	Ioannis P. Panagopoulos, non-executive member
e)	Ioannis K. Giannidis, non-executive member
f)	H.E. The Metropolitan of Ioannina Theoklitos, independent non-executive member
g)	Stefanos Ch. Vavalidis, independent non-executive member
h)	Dimitrios A. Daskalopoulos, independent non-executive member
i)	Nikolaos D. Efthimiou, independent non-executive member
j)	Georgios Z. Lanaras, non-executive member
k)	Stefanos G. Pantzopoulos, non-executive member
l)	Konstantinos D. Pilarinos, independent non-executive member
m)	Drakoulis K. Fountoukakos-Kiriakakos, independent non-executive member
n)	Ploutarhos K. Sakellaris, independent non-executive member
o)	Georgios I. Mergos, independent non-executive member

The members of the Board of Directors are elected for a period of three years and may be re-elected. The term of the abovementioned members ends in the second quarter of 2010. The Offeror employed at the first half of 2007 a personnel of thirteen thousand five hundred and twenty (13.520) employees.

The Offeror was established in 1841 and was listed in the Athens Stock Exchange  in 1880. In the 166 years of its operation, the Offeror has evolved in a modern Group of companies which provide financial services, covering the continuously expanding needs of its clients. In this context, the Offeror established in 1891 “The Ethniki, Hellenic General Insurance Company S.A. “ and in 1927 the National Mortgage Bank.

Until the establishment of the Bank of Greece in 1928, the Offeror had the privilege of and was responsible for the issuance of currency in Greece. In 1953, the Offeror merged with the “Bank of Athens”, which was established in 1893. In 1998, the Offeror merged, by absorption, with its subsidiary “National Mortgage Bank of Greece S.A.”, which had originated from the merger of its two ex subsidiaries, the “National Mortgage Bank of Greece S.A.” and the “National Housing Bank of Greece S.A.”, aiming at providing high standards of service to its clients in the field of housing and mortgage lending. In 2002 the Offeror proceeded with the merger through absorption of its subsidiary “National Investment Bank of Industrial Development S.A”

Since October 1999, the Offeror’s share has been traded on the New York Stock Exchange in the form of ADR’s.

The Offeror is at the date of submission of the Public Offer the largest financial company  by market capitalisation in Greece, enjoying a reputation for its credibility and the recognition of its strong name with more than 165 years of history. In the context of its strategic orientation towards the market of Southeastern Europe, the Offeror acquired, in 2006, Finansbank in Turkey and Vojvodjanska Bank in Serbia. The Offeror has also subsidiaries in Bulgaria, Romania and FYROM and branches in Albania. It also maintains presence in London, Cairo, Cyprus and South Africa.

Offeror’s financial data

	– National Bank of Greece S.A. - Group
Amounts in thousands €	30.06.2007	31.12.2006	30.06.2006	13.12.2005

Profit before tax	1.028.076	1.268.303	533.077	943.089
Profit and loss after tax and minorities	877.705	990.052	546.203	727.362
Total Assets	82.332.171	76.569.652	61.232.183	60.426.560
Shareholders’ Equity	5.819.771	6.597.225	3.202.698	3.123.830

	- National Bank of Greece S.A. - Company
Amounts in thousands €	30.06.2007	31.12.2006	30.06.2006	13.12.2005

Profit before tax	560.274	840.068	472.166	622.867
Profit after tax	504.554	583.658	380.781	474.314
Total Assets	65.928.280	61.306.162	56.032.825	53.278.930
Shareholders’ Equity	6.119.951	6.118.548	2.954.143	2.927.489

The Offeror’s participations in subsidiaries and associated companies are presented in the following charts:

		Group %	Bank %
Subsidiary Companies		30.06.2007	30.06.2007

		100,00%	100,00%
National Securities S.A	Greece	100,00%	100,00%
Ethniki Kefalaiou S.A	Greece	100,00%	81,00%
Diethniki Mutual Fund Management	Greece	100,00%	93,33%
Ethniki Leasing S.A	Greece	100,00%	100,00%
National Mutual Fund Management	Greece	100,00%	100,00%
NBG Venture Capital S.A	Greece	100,00%	100,00%
NBG Greek Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd.	Cyprus	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%
ETEBA Venture Capital Management Ltd	Cyprus	100,00%	99,70%
NBG Bancassurance S.A.	Greece	99,50%	91,43%
S.A.B.A.	S. Africa	100,00%	100,00%
NBG Cyprus Ltd	Cyprus	100,00%	—
National Securities Co (Cyprus Ltd)	Cyprus	100,00%	100,00%
NBG Management Services Ltd.	Cyprus	94,64%	94,64%
Stopanska Banka A.D-Skopje(*)	FYROM	99,91%	99,91%
United Bulgarian Bank AD-Sofia (UBB)	Bulgaria	99,92%	—
UBB Asset Management	Bulgaria	95,30%	—
UBB Insurance Broker	Bulgaria	100,00%	100,00%
NBG International Ltd	U.K.	100,00%	—
NBGI Inc. (NY)	U.S.A	100,00%	—
NBG Private Equity Ltd.	U.K.	100,00%	100,00%
NBG Finance plc	UK	100,00%	100,00%
Interlease A.D.	Bulgaria	100,00%	92,00%
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%
ETEBA Romania S.A	Romania	100,00%	94,67%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	94,67%
NBG Lux Finance Holding S.A.	Luxembourg	100,00%	—
Innovative Ventures S.A (I-Ven)	Greece	100,00%	100,00%
NBG Funding Ltd	U.K.	98,88%	98,88%
Banca Romaneasca S.A (*)	Romania	76,85%	76,85%
Ethniki Hellenic General Insurance	Greece	78,06%	78,06%
ASTIR Palace Vouliagmenis S.A	Greece	100,00%	100,00%
Grand Hotel Summer Palace S.A.	Greece	100,00%	100,00%
NBG Training Center S.A	Greece	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%
KAΔMOS. S.A.	Greece	99,91%	99,91%
DIONYSOS S.A	Greece	100,00%	100,00%
EKTENEPOL Construction Company	Greece	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A	Greece	77,76%	77,76%
Hellenic Touristic Constructions	Greece	100,00%	—
Ethnoplan S.A.	Greece	100,00%	100,00%
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	—
NBGI Private Equity Funds	U.K.	100,00%	100,00%
NBG International Holdings BV	Netherlands	70,00%	70,00%
Eurial Leasing SRL	Romania	79,37%	—
Ethniki Insurance (Cyprus) Ltd	Cyprus	79,37%	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	72,98%	—
S.C. Garanta Asigurari S.A	Romania	53,79%	—
Audatex Hellas SA	Greece	73,01%	—
National Insurance Brokerage SA	Greece	99,34%	91,44%
Finansbank SA (*)	Turkey	99,34%	—
Finansbank Malta Holdings Ltd (*)	Malta	99,34%	—
Finansbank Malta Ltd (*)	Malta	61,41%	2,55%
Finans Leasing (*)	Turkey	99,25%	0,20%
Finans Invest (*)	Turkey	99,24%	0,01%
Finans Portfolio Management (*)	Turkey	80,79%	5,30%
Finans Investment Trust (*)	Turkey	98,35%	—
IB Tech (*)	Turkey	99,43%	99,43%
Vojvodjanska Banka A.D Novisad	Serbia	100%	100,00%
P& K Investment Services S.A.	Greece	100%	100,00%
P& K Securities S.A	Greece	100%	100,00%
NBG A.D. Beograd	Serbia	100%	100,00%
NBG Leasing d.o.o Belgrade	Serbia	100%	100,00%

(*)

% of participation includes the effect of put and call option agreements

		Group %	Bank %
Associate Companies		30.06.2007	30.06.2007

Social Securities Fund Management	Greece	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	Greece	24,23%	24,23%
Larco S.A.	Greece	36,43%	36,43%
Siemens Enterprise Communications S.A.	Greece	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%
Teiresias S.A.	Greece	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%
Pella S.A.	Greece	20,89%	20,89%
Planet S.A.	Greece	31,18%	31,18%
Europa Insurance Co. S.A.	Greece	23,05%	—
UBB AIG Insurance and Reinsurance Company	Bulgaria	53,02%	—
UBB AIG Life Insurance Company	Bulgaria	53,02%	—
Drujestvo za Kasova Deinost AD	Bulgaria	24,98%	—

2.5. The Offeror’s Shareholder Structure

As at 30.6.2007, the Offeror’s share capital amounted to €2.376.436 thousands comprising of 475.287,219 registered shares of a nominal value of €5 each.

On the basis of notifications– as they have been effected according to presidential decree 51/1995, as it applied and Law 3556/2007 as it applies and Law 3461/2006 as it applies, no shareholder, directly or indirectly owned 5% or more of the Offeror’s share capital.

2.6. Offeror’s business strategy regarding the Target Company

Given that the Offeror already controls the Target Company, the purchase of additional shares in the Target Company will affect neither the Target Company’s strategy nor its business goals nor the Offeror’s goals in relation to the Target Company.

Through the reinforcement of its position in the company, the offeror is looking to expand its collaboration with the company, aiming at the dynamic development of the bancassurance branch and the realization of economies of scale with a a final goal being the realization of the Target Company’s business plan. The Public Offer and the subsequent delisting of the shares of the Target Company from the ATHEX, marks the completion of a long-standing effort  by the Offeror to simplify and rationalize the structure of its Group,  amongst others, through the delisting of all its subsidiaries of the financial and credit sector from the ATHEX.

As the Target Company has announced, its strategy for the next three years will be moving along four basic axes:

•                  Development of works in all the sectors with special emphasis on the exploitation of the Offeror’s networks and the promotion of bancassurance products, the increase of the number of sales networks in areas with a low presence, increase of the market share in the Automobiles sector through a targeted invoice policy and the improvement of sales motivation.

•                  Improvement of the profit margin through reduction of the damages management cost and holding of a stable operational cost of the Company.

•                  Improvement of the quality of services through the upgrade of the computer applications and the adoption of automations.

•                  Improvement of risk management through a reinsurance policy, the reorganization of the internal control and the application of rules of corporate governance.

•                  Development outside of Greece through the expansion of its activities in Bulgaria and in Romania and possible expansion in other countries where the Offeror has a strong presence.

Furthermore, the Offer will neither affect the Target Company’s management policy in relation to the preservation of the employment positions, nor the location of the place where the activities of the Target Company and its affiliated companies are conducted. At times, this policy includes the provision of incentives for voluntary retirement of the Target Company’s personnel and executives.

Given that after the Public Offer the Offeror has acquired more than 90% of the Target Company’s shares, it intends to exercise the right of buying out the minority shareholders’ shares according to article 27 of the Law –within the provided three months time limit. After the exercise of the squeeze out right the Offeror intends to convene the general meeting of the shareholders of the Target Company, having as an item on the agenda the delisting of the Target Company’s shares from the ATHEX.

The Offeror does not intend to change the composition of the Board of Directors of the Target Company as long as conditions remain substantially  unaltered. Furthermore, the Offeror intends to retain the current managing executives of the Target Company.

2.7. The Offeror’s Advisors

Goldman Sachs International (“Goldman Sachs”) and Morgan Stanley & Co. Limited (“Morgan Stanley”) are acting as the Offeror’s Advisors for the Public Offer, in accordance with article 12 of the Law. Goldman Sachs is incorporated and registered in England and Wales, at Peterborough Court, 133 Fleet Street, London and Morgan Stanley is incorporated and registered, in England and Wales, at 25 Cabot Square, Canary Wharf, London. The Advisors are regulated by the Financial Services Authority in the United Kingdom.

The Advisors are authorised under the Investment Services Directive (93/22/EEC), “in connection to investment services in the sector of securities”, to provide the investment services set forth in article 2, par. 1(d) of Law 2396/1996 in Greece and they have sent the Greek authorities the necessary notification.

The Advisors have countersigned this Offering Circular and certify that, following appropriate due diligence, the contents of this Offering Circular are accurate.

2.8. Tender Agent for the receipt of Acceptance Notices

National Bank of Greece S.A. will be the credit institution responsible for the receipt of the Declarations of Acceptance as contemplated by article 18 of the Law. The credit institution is responsible for the receipt of the Declarations of Acceptance, for the supervision of the procedure and the realisation of the relevant financial settlement. In addition the National Bank as the responsible credit institution is jointly responsible with Ethniki Kefalaiou S.A. Assets and Liabilities Management who will act as the representative of the Accepting Shareholders and for the realisation of the transfer of the validly tendered Public Offer Shares.

Shareholders may receive additional information in connection with the Declarations of Acceptance submission process and copies of this Offering Circular from all branches of National Bank in Greece.

Shareholders who wish to receive additional information in connection with the  Declarations of Acceptance submission process  can call the following telephone numbers during business days and hours at the National Bank of Greece S.A.: (0030) 2103349681 and (0030) 2103349655 and (0030) 2103349697.

2.9. Persons responsible for drafting the Offering Circular

In accordance with article 11, para. 1(e) of the Law, the following authorised representatives of the Offeror are responsible for drafting the Offering Circular and have certified the accuracy of its contents:

Anthimos Thomopoulos	C.F.O. and C.O.O.

Ioannis Kyriakopoulos	Director, Financial and Accounting Management Division

2.10. Certification from Morgan Stanley Bank International Limited andGoldman Sachs International

Morgan Stanley Bank International Limited a credit institution within the meaning of art.9 par.3 of the Law, and Goldman Sachs International have provided the following certification:

“The undersigned, Goldman Sachs International and Morgan Stanley Bank International Limited, as lawfully represented, hereby certify that National Bank of Greece S.A. has the means necessary to pay in full:

(a)                                  €163,900,467.50 which corresponds to the maximum amount that may be paid to the shareholders of the Target Company who validly accept the Offer that is addressed to them if all of them accept the Public Offer; and

(b)                                 € 262,240.75 which corresponds to the total amount of the settlement fees 0.16% imposed on the off-exchange transfer of all Shares to which the Public Offer relates,

given that the terms and conditions set out in the relevant offering circular and the Law are satisfied”

Goldman Sachs International and Morgan Stanley Bank International Limited do not provide any guarantee within the meaning of article 847 et cons. of the Civil Code.

2.11. Shares being the object of the Public Offer

The Public Offer aims at all of the Shares that were not directly held by the Offeror as at 24 September 2007, being twenty nine million eight hundred thousand and eighty five (29.800.085) Shares, which represented 23,08% of the Target Company’s total paid-up share capital and voting rights at that date.

The Offeror intends to acquire the Public Offer Shares together with existing and future rights deriving therefrom, provided that the Public Offer Shares and such rights are free and clear of all encumbrances, pledges, mortgages, restrictions, liens, charges or other third party rights.

The Offeror intends to purchase Shares in the market from the day of the announcement until the end of the Acceptance Period at a price which will not exceed the Offer Price

2.12. Shares held by the Offeror or Persons acting in concert with the Offeror

As at 24 September 2007, the Offeror held ninety nine million three hundred and six thousand seven hundred fifteen (99.306.715) Shares, which represented 76,92% of the Target Company’s total paid-up share capital and voting rights as at the above date. As at the above date, neither the Offeror nor any Affiliate held, directly or indirectly, any other Shares in the Target Company.

Furthermore, there are no special agreements that relate to the Public Offer or to the exercise of the rights deriving from the securities of the Target Company, held directly or indirectly by the Offeror or other persons acting on behalf of or in concert with the Offeror.

2.13. Maximum number of shares to be acquired

Subject to the terms and conditions of this Offering Circular, the Offeror is bound to acquire all Public Offer Shares being validly tendered, which, as at 24 September 2007, were twenty nine million eight hundred thousand and eighty five (29.800.085) Shares, which represented 23,08% of the Target Company’s total paid-up share capital and voting rights at that date. It is noted that until  8  October 2007, the Offeror has acquired  22,661,349 additional shares which represent  a percentage of 17,55% and subsequently there remain 7,138,736 shares which represent a percentage of 5,53% meaning that on 8 October 2007 it owned a total of 121,968,064 shares which represent a percentage of 94,47%.

2.14. Minimum number of shares to be acquired

The Public Offer shall remain effective irrespective of the number of Shares that will have been validly tendered by the end of the Acceptance Period. This means that there is no minimum number of Public Offer Shares that the Offeror should acquire to maintain the effectiveness of the Public Offer.

2.15. Offer Price

The price as described in the following paragraph, that the Offeror intends to pay for each Public Offer Share for which the Public Offer is validly accepted, is €5,50 in cash (the “Offer Price”).

The Offer price, namely €5,50 per Share, represents a premium of:

• approximately 18%, namely by € 0,84 per Share, to the closing price per Share of €4,66 on 21 September 2007, namely the last trading day prior to the submission of the Public Offer

• approximately 21%, namely by €0,97 per Share, to the weighted average closing price per Share of €  4,53 of the one month (namely 21/08/2007-21/09/2007) prior to the submission of the Public Offer

•                  approximately 11%, namely by €0,53 per share, to the weighted average closing price per Share of €4,97 (namely from 21/06/2007-21/09/2007) of the three months prior to the submission of the Public Offer

•                  approximately 5%, namely € 0,24 per share, to the weighted average closing price per share of €5,26 of the six months prior to the submission of the Public Offer (namely from 21.3.2007-21.9.2007).

The Offeror will assume the payment of the 0.08% settlement fees imposed on the off-exchange transfer of the Public Offer Shares which will be offered by the Accepting Shareholders who will, therefore, receive the full amount of the Offer Price.

2.16. Financing of the Tender Offer

The Offeror will pay the Offer Price to the Shareholders who validly accept the Public Offer in cash, from current available funds. Goldman Sachs International and Morgan Stanley Bank International Limited have certified the availability of the funds required for the payment of the Offer Price to Accepting Shareholders.

2.17. Squeeze out Provision

Given that after the Public Offer the Offeror has acquired more than 90% of the Target Company’s shares, it intends to exercise the right to buy out the minority shareholders’ shares according to article 27 of the Law –within the provided three months time limit. After the exercise of the squeeze out right the Offeror intends to convene the general meeting of the shareholders of the Target Company, having as an item on the agenda the delisting of the Target Company’s shares from the ATHEX.

The Offeror intends to pay for such Shares a price which will equal the Offer Price that will be paid by it for the Shares that will be acquired during the Public Offer ..

2.18. Proviso

The Public Offer is under the proviso that the Bank of Greece approves the increase of the Oferror’s special participation in the Target Company according to decision 80/15/2000 of the Banking and Credit Issues Committee as has been amended and applies.

2.19. Information on recent stock exchange transactions in the Shares

During the twelve months preceding the announcement of the Public Offer, the Offeror acquired Shares in the Target Company as per the following table:

Date	Purchased shares	Total purchase amount	Average purchase price
26/9/2006	5.500	32.220,00	5,86
27/9/2006	5.500	32.200,00	5,85
28/9/2006	4.300	24.852,00	5,78
29/9/2006	11.700	66.479,38	5,68
3/10/2006	16.075	87.778,10	5,46
4/10/2006	1.500	8.423,28	5,62
13/10/2006	3.900	22.359,50	5,73
5/6/2007	7.591	40.991,40	5,40
6/6/2007	14.159	76.055,42	5,37
7/6/2007	11.000	59.340,00	5,39
21/6/2007	29.837	160.675,02	5,39
22/6/2007	18.000	96.940,00	5,39
25/6/2007	13.500	72.510,00	5,37
26/6/2007	4.000	21.390,00	5,35
27/6/2007	46.000	246.560,00	5,36
27/7/2007	50.000	261.808,90	5,24
30/7/2007	32.711	170.345,10	5,21
1/8/2007	5.000	25.660,00	5,13
6/8/2007	2.000	10.200,00	5,10

Following the announcement of the Public Offer and until 3 October 2007, the Offeror acquired Shares in the Target Company as per the following table:

Date	Purchased shares	Total purchase amount	Average purchase price
25/9/2007	15.279.164	84.035.402,00	5,50
26/9/2007	1.496.079	8.228.434,50	5,50
27/9/2007	2.107.056	11.588.808,00	5,50
28/9/2007	1.068.713	5.877.921,50	5,50
1/10/2007	692.370	3.808.035,00	5,50
02/10/2007	442.444	2.433.442,00	5,50
03/10/2007	1.210.593	6.658.261,50	5,50
04/10/2007	127.656	702.108,00	5,50
05/10/2007	129.783	713.806,50	5,50
08/10/2007	107.491	591.200,50	5,50

3. ACCEPTANCE PROCESS

3.1. Acceptance Period

The Acceptance Period during which the Shareholders may declare their acceptance of the Public Offer will last for four (4) weeks starting on 16  October 2007 at 8.00 a.m. (Greek time) and ending on 13 November 2007  (by the end of the business hours of banks operating in Greece) .

3.2. Declarations of Acceptance - Acceptance Procedure

Accepting Shareholders must fill in and submit to any of the branches of National Bank of Greece S.A. in Greece a Declaration of Acceptance. Forms of the Declaration of Acceptance may be obtained from branches of National Bank of Greece S.A. in Greece throughout the Acceptance Period during business days and hours. More specifically, the acceptance procedure is as follows:

(a)          Accepting Shareholders must first address themselves to the initial Operator (as defined in the “Decision No 3/304/10-06-2004 of the Greek Capital Market Commission regulating the operation of the dematerialised securities system”, hereafter the “DSS Operation Regulation”) of the Tendered Shares whom they will instruct to transfer the Shares they wish to tender, in order to accept the Public Offer, by using the Security Release procedure of DSS (the “ Security Release Procedure”). The initial Operator shall deliver to the Accepting Shareholder a form (“Release Procedure Receipt”) indicating the Release Procedure transaction number, the date of the transaction and the number of shares that have been released. The Accepting

Shareholder shall also receive from the initial Operator a printout from DSS showing the Investor Account and Securities Account that the Accepting Shareholder maintains with DSS.

(b)         Accepting Shareholders must then proceed to any of the branches of National Bank of Greece S.A. in Greece during normal business days and hours, having with them the Release Procedure Receipt, and the printout from the DSS showing the Shareholders Investor account data and the securities account with DSS. At the branch (i) they will authorise National Bank of Greece S.A. to undertake the operation of the  Shares  by signing a relevant operation authorisation (the “Operation Authorisation”) (ii) they will fill in and submit the appropriate document used to receive the shares (“Security Receipt”) and then the Security Receipt Procedure will be effected for the number of shares for which they have effected the Security Release Procedure by their initial Operator and (iii) they will fill in and sign the Declaration of Acceptance of the Public Offer (the “Declaration of Acceptance”), in order for the computerised process to be effected and they will receive a valid copy of the Declaration of Acceptance. All the above documents, including the Declaration of Acceptance, must be duly signed by the Accepting Shareholder.

As of and by the due, valid, timely and lawful completion of the abovementioned procedure, the Accepting Shareholder is considered to have accepted the Public Offer.

The submission of the Declaration of Acceptance may be made either in person or through a proxy. If submission is made through proxy the relevant power of attorney given to the proxy holder should include clear instructions and full details of the Accepting Shareholder and the proxy holder and must be accompanied by a certification of the authenticity of the signature of the Accepting Shareholder by a police station or by another competent  authority.

Accepting Shareholders may duly authorise their Securities Account Operator (as the terms are defined in the DSS Operation Regulation) to proceed with all necessary actions on their behalf to accept the Public Offer on their behalf. This is merely information  and does not constitute a recommendation by the Offeror.

In the event that the shares that are offered have been registered to the Special Account (as is defined in the HELEX Operation Regulation, the Accepting Shareholder (instead of the abovementioned application towards the initial Operator) will submit an application for transfer of the shares on offer to the HELEX under the handling of the National Bank, after they have signed an authorisation for use to the National Bank so as the Investor’s Share’s Code Number (K.A.M.E.) (as is defined in the HELEX Operation Regulation) is activated and the abovementioned transfer by HELEX is made possible.

3.3. Irrevocability of Declarations of Acceptance

The Declaration of Acceptance will include an irrevocable mandate and authority by the Accepting Shareholder to National Bank and to Ethniki Kefalaiou S.A. Assets and Liabilities Management to effect all actions that are required to complete the sale and transfer of the Tendered Shares or to return such Tendered Shares to the initial Operator in the circumstances contemplated in Section 3.5. (C) below.

The aforementioned Declarations of Acceptance so submitted may not be revoked unless the Accepting Shareholder subsequently accepts a Competing Offer that has been approved by the CMC in accordance with article 26 of the Law. In such case, Accepting Shareholders who have submitted Declarations of Acceptance may revoke them only in order to accept such Competing Offer by submitting a relevant written application to National Bank (the “Declaration of Revocation”).

3.4. Announcement of Outcome of Public Offer

Within two business days of the end of the Acceptance Period, the results of the Public Offer will be announced in the ATHEX Daily Bulletin and website, as well as the website of the Advisor.

3.5. Payment and Settlement Procedures - Transfer of the Tendered Shares

A.                                   After the results of the Public Offer have been announced and unless a Declaration of Revocation has been submitted by an Accepting Shareholder, an off-exchange transfer agreement between each Accepting Shareholder, as seller, and the Offeror, as purchaser, relating to the sale and purchase of the relevant number of the Tendered Shares is entered into in accordance with the terms of the Public Offer.

B.                                     The off-exchange transfer of the Tendered Shares offered to the Offeror in the context of the Public Offer (the “Transferred Shares”) and the payment of the Offer Price shall be made as follows:

(a)                                  Ethniki Kefalaiou S.A. Assets and Liabilities Management, acting as representative in the name and on behalf of the selling Accepting Shareholders, and the Offeror will enter into an agreement for the off-exchange transfer of the Transferred Shares in accordance with article 46 of the DSS Operation Regulation, at the latest on the day after the publication of the results of the Public Offer. Ethniki Kefalaiou S.A. Assets and Liabilities Management, acting in accordance with the above, shall proceed with all necessary acts to submit to HELEX all documents required for the registration of the transfer of the Transferred Shares with DSS.

(b)                                 The off-exchange transfer of the Transferred Shares will be registered with DSS on the third business day after the submission to HELEX of all documents required for such transfer, as prescribed by article 46 of the DSS Operation Regulation.

(c)                                  On the same third business day contemplated in (b) above, National Bank of Greece S.A. shall pay the Offer Price to each selling – Accepting Shareholder depending on the manner that the Accepting Shareholder shall have indicated in the relevant Declaration of Acceptance, that is either by crediting the Shareholder’s deposit account maintained with National Bank of Greece S.A. or in cash at any branch of National Bank of Greece S.A. in Greece to which the Accepting Shareholder will submit a valid copy of the Declaration of Acceptance and his/her/its identification card or passport or /and the relevant corporate or authorisation documents.

C.                                     If a Declaration of Revocation has been submitted by the Accepting Shareholder, or the Public Offer is revoked according to art. 20 of the Law, National Bank, shall return the Tendered Shares to the Operator from whom it received the Shares no later than one business day after the Accepting Shareholder has submitted a Declaration of Revocation.

3.6. Overseas Shareholders

The Public Offer is being made to the Shareholders and is only addressed to persons to whom it may lawfully be made. The making of the Public Offer to certain persons resident in, or nationals or citizens of, jurisdictions outside the Hellenic Republic (“Overseas Shareholders”) or to nominees of or custodians or trustees for Overseas Shareholders may be effected in accordance with the laws of the relevant jurisdiction other than the Excluded Territories.

No person receiving a copy of this Offering Circular and/or the Declaration of Acceptance in any jurisdiction other than the Hellenic Republic may treat it in the same manner as if it constituted an invitation or offer to such person, nor should such person in any event use such Declaration of Acceptance if, in the relevant jurisdiction, such an invitation or offer cannot be lawfully made to him or such Declaration of Acceptance cannot lawfully be used without contravention of any legal requirements. In such circumstances, this document and/or any Declaration of Acceptance are sent for information purposes only.

It is the responsibility of any Overseas Shareholder wishing to accept the Public Offer to be informed about, and satisfy himself as to, the full observance of the laws of the relevant jurisdiction in connection with the Public Offer. If you are an Overseas Shareholder and you are in doubt about your position, you should consult your professional advisor in the relevant overseas jurisdiction.

In particular, the Public Offer is not being made, directly or indirectly, to, in or into, or by use of the mails of, or by other means or instrumentality of,  the Excluded Territories. Accordingly, copies of this Offering Circular and any related materials will not be, and should not be, mailed or otherwise forwarded, distributed or sent by anybody to anybody in, into or from any of the Excluded Territories.

No Declaration of Acceptance in connection with the Public Offer may be received from the Excluded Territories, and the Offer Price cannot be paid in an account or sent to an address within any Excluded Territory. A Shareholder may be considered as not having validly accepted the Public Offer to the extent that the Declaration of Acceptance has not been fully filled in, in accordance with the terms and conditions set out therein.

If a person forwards this Offering Circular or any other documents or materials related to the Public Offer to in, into or from any Excluded Territory or uses the mails of, or any other means or instrumentality of, any Excluded Territory, such person should draw the attention of the recipient to this Section 3.6.

3.7. Applicable Law and Jurisdiction

By submitting a Declaration of Acceptance, each Shareholder accepts that the Public Offer, the Declaration of Acceptance, the transfer of the Public Offer Shares to the Offeror and every participation, agreement or contract concluded in the framework of this Public Offer shall be governed by Greek law.

Any dispute in connection with the application or interpretation of the above transactions, agreements and contracts is subject to the exclusive jurisdiction of the Courts of Athens.

4. OFFEROR’S ADVISORS’ STATEMENT

The present Public Offer is a cash transaction and therefore the credibility of the Public Offer is dependent on the ability of the Offeror to pay the Offer Price to the Shareholders who validly accept the Public Offer and the steps it  puts in place to effect settlement of the Public Offer. The Offeror intends to finance the payment of the Offer Price from current funds available to the Offeror. Goldman Sachs International and Morgan Stanley & Co. Limited have certified the availability of the funds needed for the payment of the Offer Price to Accepting Shareholders. In addition, National Bank of Greece S.A. is the credit institution responsible to receive the Declarations of Acceptance, to ensure completion of the Public Offer and proper settlement of the Offer Price. Accordingly, we believe that the Public Offer is credible, the Offeror has taken proper steps so as to manage the completion of the Public Offer and the Offeror has adequate funds available to pay the Offer Price unless events occur which would constitute  force majeure and would lead to an inability of the Offeror so to pay. Finally, the Advisors countersign this Offering Circular and certify, following appropriate due diligence, that the contents of this Offering Circular are accurate.

24 September 2007

For and on behalf of National Bank of Greece S.A.

Signature:
Name: Anthimos Thomopoulos
C.F.O. and C.O.O. of
National Bank of Greece S.A.

Signature:
Name: Ioannis Kyriakopoulos
Director, Financial and Accounting Management Division
National Bank of Greece S.A.

For and on behalf of
GOLDMAN SACHS INTERNATIONAL

Harry Eliades
Managing Director

For and on behalf of
MORGAN STANLEY & CO. LIMITED

Filippos Apostolidis
Managing Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 17th October, 2007

Chairman - Chief Executive Officer